

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Via E-mail
Guixiong Qiu
Chief Executive Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re:** **Tanke Biosciences Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 9, 2012**
> **File No. 333-172240**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

General

1.   Please define terms, such as "New M&A Rules" at first reference.

Prospectus Summary, page 1

Background and Key Events, page 1

Our Organizational Structure, page 5

2.   We note your disclosure at page 5 that other than Mr. Qiu, Golden Genesis does not have other stockholders. However, this does not appear to be consistent with your disclosure at page 2 that Wong Kwai Ho owns 100% of the issued and outstanding shares of Golden Genesis. Please revise.

Risk Factors, page 7

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

3.   Please revise your subheading to state that the risk affects you, your subsidiaries, Guangzhou Tanke, and your shareholders who are not PRC residents.

4.   It appears that you have omitted words from the statement on page 17 that "the execution of the call option agreement alone shall not be deemed to own any shares in the Company." Please revise to clarify who will not be deemed to own shares in the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 36

5.   We note your response to comment 15 in our letter dated May 18, 2012 and partially reissue the comment regarding the $3.6 million prepayment made to your suppliers during 2011. Please describe the terms of the transactions underlying this item and the expected timeframe to utilize this prepayment.

Financial Statements

6.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Exhibits

7.   We note your references in your registration statement to an opinion from Martin Hu & Partners, dated January 4, 2011. Please file such opinion as an exhibit to your registration statement, as well as a related consent from counsel.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

8.   We note your response to comment 20 in our letter dated May 18, 2012. We also note that you have identified material weaknesses such as (1) lack of controls designed or implemented over financial reporting process as well as lack of qualified staff to effectively carry out the activities over financial reporting process, (2) incomplete and inappropriate accounting records keeping, and (3) lack of U.S. GAAP expertise to identify and assess unusual or complex accounting transactions. Please explain how you considered the effect of these material weaknesses on your disclosure controls and procedures. As part of your response, please consider the full definition of "disclosure controls and procedures" per Exchange Act Rule 13a-15(e).

Management's Annual Report on Internal Control over Financial Reporting, page 47

9.   We note your response to comment 21 in our letter dated May 18, 2012 and reissue such comment. Please revise your filing to comply with the requirements under Item 308 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Item 4 – Controls and Procedures, page 28

10.   Please amend your filing to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of June 30, 2012. Refer to Item 307 of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require, and the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas Slusarczyk
        Anslow + Jaclin LLP